Santander



BANCO SANTANDER-CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

As of March 31, 2020

The principal balances and results accumulated for the period ending March 2020 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	Ch$ million
Cash and deposits in banks	3,755,786
Interbank loans, net	12,935
Loans and accounts receivables from customers, net	33,435,231
Total investments	3,600,960
Financial derivative contracts	14,925,196
Other asset items	3,580,350
Total assets	**59,310,458**

Principal liabilities	Ch$ million
Deposits and other demand liabilities	11,047,625
Time deposits and other time liabilities	14,210,320
Financial derivative contracts	13,367,012
Issued debt instruments	10,340,124
Other liabilities items	6,770,659
Total equity	3,574,718
Total liabilities and Equity	**59,310,458**

Equity attributable to:	
Equity holders of the Bank	3,494,433
Non-controlling interest	80,285

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	Ch$ million
Net interest income	388,299
Net fee and commission income	74,405
Result from financial operations	22,847
Total operating income	**485,551**
Provision for loan losses	(102,870)
Support expenses	(191,172)
Other results	(15,146)
Income before tax	**176,363**
Income tax expense	(31,548)
Continued operations result	**144,815**
Discontinued operations result	**-**
Net income for the period	**144,815**

Attributable to:	
Equity holders of the Bank	144,014
Non-controlling interest	801

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de marzo de 2020

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de marzo de 2020 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	3.755.786
Adeudado por bancos	12.935
Créditos y cuentas por cobrar a clientes	33.435.231
Inversiones totales	3.600.960
Contratos de derivados financieros	14.925.196
Otros rubros del activo	3.580.350
Total Activos	**59.310.458**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	11.047.625
Depósitos y otras captaciones a plazo	14.210.320
Contratos de derivados financieros	13.367.012
Instrumentos de deuda emitidos	10.340.124
Otros rubros del pasivo	6.770.659
Total patrimonio	3.574.718
Total Pasivos y Patrimonio	**59.310.458**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.494.433
Interés no controlador	80.285

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	388.299
Ingreso neto de comisiones	74.405
Resultado de operaciones financieras	22.847
Total ingresos operacionales	**485.551**
Provisiones por riesgo de crédito	(102.870)
Gastos de apoyo	(191.172)
Otros resultados	(15.146)
Resultado antes de impuesto	**176.363**
Impuesto a la renta	(31.548)
Resultado de operaciones continuas	**144.815**
Resultado de operaciones discontinuas	**-**
Utilidad consolidada del periodo	**144.815**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	144.014
Interés no controlador	801

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC), formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.